RWS

SEC Mail Processing Section SEC

FEB 28 2017

Washington DC 415

17005997

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2016 (MM/DD/YY) AND ENDING 12-31-2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 Crystal Gade
(No. and Street)

St Thomas (City) VI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 862-216-0692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwath Velez + Co PSC
(Name – *if individual, state last, first, middle name*)

100 Carr 165 Suite 410 (Address) Guaynabo (City) PR (State) 00968-8051 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, Thomas Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seslia Virgin Islands Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KATHLEEN A. BENDER
COMM. # 2101797
NOTARY PUBLIC - CALIFORNIA
NEVADA COUNTY
COMM. EXPIRES MARCH 28, 2019

Thomas Cook
Signature

Finance Principal
Title

Kathleen A Bender
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SESLIA VIRGIN ISLANDS SECURITIES, LLC
(A Subsidiary of Seslia & Company)

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITOR'S REPORTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

SESLIA VIRGIN ISLANDS SECURITIES, LLC
(A Subsidiary of Seslia & Company)

YEARS ENDED DECEMBER 31, 2015 AND 2014

CONTENTS

Crowe Horwath™

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Tel: (787) 625-1800
Fax: (787) 625-1812
www.crowehorwath.net/pr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Seslia Virgin Islands Securities, LLC
St. Thomas, Virgin Islands

We have audited the accompanying statement of financial condition of Seslia Virgin Islands Securities, LLC (a United States Virgin Islands Limited Liability Company) as of December 31, 2016 and 2015, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of Seslia Virgin Islands Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seslia Virgin Islands Securities, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in: Schedule I – General and administrative expenses, Schedule II – Computation of Net Capital Rule 15c 3-1 of the Securities and Exchange Commission and Schedule III – Reconciliation pursuant to rule 17a-5(d)(4), have been subjected to audit procedures performed in conjunction with the audit of Seslia Virgin Islands Securities, LLC's financial statements. The supplemental information is the responsibility of Seslia Virgin Islands Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horwath Vélez & Co. PSC

February 27, 2017
License No. 16
San Juan, Puerto Rico

Puerto Rico Society of CPA's
Stamp number E245346 was
affixed to the original of this
report.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

BALANCE SHEETS - DECEMBER 31, 2016 & 2015

ASSETS

	2016	2015
Current assets		
Cash and cash equivalents	$995	$6,804
Accounts receivable	37,152	36,243
Prepaid expenses	8,526	10,099
Due from parent	1,708	0
Total current assets	48,381	53,146
Restricted assets		
Restricted cash	50,000	50,000
	50,000	50,000
Total assets	$98,381	$103,146

LIABILITIES & MEMBER CAPITAL

	2016	2015
Current liabilities		
Accrued liabilities	$22,000	$20,250
Due to parent company	0	8,554
Total current liabilities	22,000	28,804
Commitments and contingencies		
Member equity	76,381	74,342
Total liabilities and member capital	$98,381	$103,146

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Revenues		
Commissions revenue	$93,302	$115,155
Customer fees	97,569	94,312
Consulting revenue	123,986	133,653
Total Revenue	314,857	343,120
Operating expenses		
Fees and commissions	25,317	25,241
Employee compensation & benefits	193,612	320,062
General and administrative	113,889	110,181
Total operating expenses	332,818	455,484
Loss from operations	(17,961)	(112,364)
Other income		
Interest, dividends and other	0	0
Net loss before income tax	(17,961)	(112,364)
Income tax	0	0
Net loss	$(17,961)	$(112,364)

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A subsidiary of Seslia & Company)

STATEMENTS OF CHANGES IN MEMBER EQUITY
YEARS ENDED DECEMBER 31, 2016 and 2015

	2016	2015
Members Capital		
January 1,	$74,342	$63,706
Contributions	20,000	123,000
Comprehensive Loss	(17,961)	(112,364)
December 31,	$76,381	$74,342

See notes to financial statements

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Cash flows from operating activities:		
Net loss	$(17,961)	$(112,364)
Adjustments to reconcile net loss to net cash used in operating activities		
Decrease (increase) in:		
Accounts receivable	(909)	15,187
Prepaid expenses	1,573	(495)
Due from related parties	(1,708)	
Increase (decrease) in:		
Accrued liabilities	1,750	(9,219)
Due to related parties	(8,554)	(20,055)
Total adjustments	(7,848)	(14,582)
Net cash used in operating activities	(25,809)	(126,946)
Cash flows from investing activities:		
Withdrawal of restricted deposits	0	50,000
Payment of restricted deposits	0	(50,000)
Net cash provided by investing activities	0	0
Cash flows from financing activities:		
Capital contribution	20,000	123,000
Net cash provided by financing activities	20,000	123,000
Net increase (decrease) in cash and cash equivalents	(5,809)	(3,946)
Cash and cash equivalents, beginning	6,804	10,750
Cash and cash equivalents, ending	$995	$6,804

See notes to financial statements

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 & 2015

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company (a 100% owned subsidiary of Seslia & Company) was organized on April 30, 1992 to engage in and carry on a general securities brokerage, investment, and financial consulting business. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board (MSRB) and eleven US states and territories. Effective January 1, 2014, the Company converted from a Corporation to a Limited Liability Company, in a tax free reorganization.

Under SEC financial responsibility rules, the Company is a fully disclosed introducing broker. As such, the customer accounts are maintained by clearing brokers, which are also responsible for collecting the purchase price, commissions, and other fees from the customer. However, the introducing broker generally indemnifies the clearing broker for uncollected amounts from any resulting unsecured accounts of the introducing broker's customers.

Since the beginning of 2013, substantially all the Company's business is within the United States Virgin Islands.

Commissions and Related Expenses

The Company's main sources of income arise from its commissions earned on purchase and sale of securities and fees charged to customers. Commissions and related clearing expenses are recorded on a settlement date basis. Fee income is recorded as earned. In both cases, there is persuasive evidence of the existence of an arrangement, service has been rendered, the broker's price to the client is fixed or determinable and collectability is reasonably assured.

General and administrative expenses are charged to operations as incurred.

Consulting Revenue

The Company entered into a consulting agreement with the Parent to provide employees to the Parent for consulting services to their clients. This revenue represents an hourly fee for time spent on the consulting and is recorded as earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that the actual results could differ from those estimates.

Concentration of Credit Risk and Other Dependencies

The Company's cash deposits, including those in restricted funded reserve accounts, are insured by the Federal Deposit Insurance Company up to $250,000. As of December 31, 2016, bank deposits do not exceed this limit.

The Company also holds cash equivalent deposits with a registered investment company, which balance is protected against broker failure by the Securities Investor Protection Corporation (SIPC), up to $500,000. Amounts in registered investment companies do not exceed this limit.

Accordingly, management believes that credit risk on cash and cash equivalents, and on investments in marketable securities is not significant.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk, of loss with respect to the Company's financial position as of December 31, 2016.

Cash Equivalents

The Company considers short-term highly liquid investments purchased with an original maturity of three months or less, to be cash equivalents. The carrying amounts of financial instruments not carried at fair value, approximate fair value, due to their short term nature.

Restricted Cash and Regulatory Requirements

The Company has classified as restricted certain cash that is not available for use in its operations. Under the agreement with one carrying and clearing broker, the Company maintains a good faith deposit totaling $50,000. This is a non-interest bearing account.

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under rule 15c3-1 of the Securities Exchange Act of 1934, which required it to maintain a minimum net capital equal to 6-2/3 percentage of its aggregate indebtedness and requires that the ration of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2016 and 2015, the Company's net capital under SEC Rule 15c3-1 was $28,995 and $28,033 respectively, and the ration of aggregate indebtedness to net capital was 76% and 103%, respectively.

Advances to affiliates, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of Rule 15c3-1 and other regulatory bodies.

Advertising

Advertising is charged to expense as incurred. However, during 2016 and 2015 the Company incurred no advertising expense.

Income Taxes

Under the Limited Liability Company structure, the Company's income tax liability, if any, will be passed to its member. As a pass through entity, since January 2014, the effects, if any, of uncertain tax positions is assumed by its sole member. The Company's income tax returns are subject to audit for a three year period after filing. Currently the Company is not subject to an income tax investigation.

Recently Issued and Adopted Accounting Standards

The Financial Accounting Standard Board has recently issued various Accounting Standard Updates, most of which do not apply to the Company. However, those that were applied as of December 31, 2016, had no significant effect in the result of operations or financial position of the Company. In addition, those that have a future application date, will not have a significant effect on the Company either.

Subsequent Events

Subsequent events have been evaluated through the date of February 27, 2017, date these financial statements were available for release. There were no significant subsequent events.

2. RELATED PARTIES

The most significant transactions with related parties consist of the following:

	2016	2015
Allocation of rent expense Parent	$15,000	$15,000
Consulting revenue from services provided to customers of Parent	$123,986	$133,653

3. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2016 and 2015 amounted to $4,685 and $8,734, respectively.

4. REGULATORY AUDIT

The Company Regulatory Authorities did not conduct an audit of the Company during 2016 and 2015.

5. COMMITMENTS AND CONTINGENCIES

Under a verbal agreement with Parent, the Company subleases its office facilities. Rent expense for the years ended December 31, 2016 and 2015 amounted to $15,000.

There are no named claims against the Company from customers or any other party that management is aware of as of the audit date.

6. CLEARING AGREEMENTS

The existing clearing agreement requires the Company to maintain a $50,000 deposit, which is returnable within 30 days of termination of the agreement. Either party can terminate the agreement after 30 days written notice of their intention to terminate the agreement, without an early termination fee. The deposit was made in January 2015, upon the request of the clearing broker. Furthermore, the agreement provides for a monthly minimum clearance fee of $2,000. The minimum net capital requirement is reduced because the agreement is considered a "Type B" clearing arrangement, where the Company does not handle funds of the customer.

The Company also held a clearing agreement with another broker through which no institutional trades have been made since March 2014. This agreement was terminated in August 2015 and the $50,000 deposit was returned in September 2015.

7. MANAGEMENT'S PLANS

Since 2009, the Company has been reporting losses and negative cash flows from operations due, principally, to the attrition and closing of the institutional business, and management has been actively seeking to improve these results. During 2014, the following actions were taken: (1) a new clearing firm for retail brokerage was utilized which resulted in significantly lower fixed cost, (2) terminated all expenses related to the institutional business, and (3) agreed with employees to only pay salaries if there are resources available. Those actions taken have translated into reducing expenses and increasing revenue in 2015. During 2016, there was an additional decrease in salaries as a result of a headcount reduction, which was partially offset by a small decrease in business. During 2016 and 2015, the Company received significant revenue from consulting to clients of the parent company. It is anticipated that this will continue in 2017, but at a reduced rate. During 2016 and 2015, the Company also received support from its parent, Seslia & Company, which will continue as necessary in 2017. Management is not certain when the Company will return to self-sufficiency, however, parent is committed to continue funding the cash shortfalls during the foreseeable future.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A Subsidiary of Seslia & Company)

GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Gross receipts taxes	$9,511	$10,067
Rent	15,000	15,000
Professional fees	45,586	38,763
Travel	255	2,529
Telephone	5,604	6,381
Advertising	0	0
Dues and subscriptions	11,297	9,823
Supplies	2,740	1,868
Postage	155	0
Repairs and maintenance	3,002	4,941
Meals and entertainment	0	741
Utilities	7,985	9,715
Bank fees	408	692
Insurance	4,953	5,225
Miscellaneous	7,393	4,436
	$113,889	$110,181

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A subsidiary of Seslia & Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2016 & 2015

	2016	2015
Net Capital:		
Total stockholder's equity qualified for net capital	$76,381	$74,342
Deductions and/or charges		
Non-allowable assets –		
Accounts receivable	37,152	36,210
Prepaid expenses	8,526	10,099
Due from parent	1,708	0
	$47,386	$46,309
Net capital before haircuts on securities positions:	28,995	28,033
Haircuts on securities (computed where applicable), Pursuant to Rule 15c3-1(f):		
Trading and investment securities:		
Other securities	0	0
	28,995	28,033
Computation of Aggregate Indebtedness:		
Items Included in the consolidated statement of financial condition:		
Other liabilities	$22,000	$28,804
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$5,000	$5,000
Excess net capital at 100%	$23,995	$23,033
Ratio, aggregate indebtedness to net capital	76%	103%

(Continues)

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(a subsidiary of Seslia & Company)

Schedule II (CONTINUED)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2016 & 2015

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2016 & 2015

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEARS ENDED DECEMBER 31, 2016 & 2015

Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31, 2016 and 2015:

Unaudited net capital:		
Focus – II Report	$28,995	$28,033
Adjustments	-	-
	$28,995	$28,033

Crowe Horwath™

Horwath Vélez & Co. PSC
Member Crowe Horwath International

Centro Internacional de Mercadeo
100 Carr 165, Suite 410
Guaynabo, PR 00968-8051
Tel: (787) 625-1800
Fax: (787) 625-1812
www.crowehorwath.net/pr

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Seslia Virgin Islands Securities, LLC
St. Thomas, Virgin Islands

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5 (d)(4), in which (1) Seslia Virgin Islands Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Seslia Virgin Islands Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) Seslia Virgin Islands Securities, LLC stated that Seslia Virgin Islands Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seslia Virgin Islands Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seslia Virgin Islands Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horwath Vélez & Co. PSC

February 27, 2017
License No. 16
San Juan, Puerto Rico

Puerto Rico Society of CPA's
Stamp number E245347 was
affixed to the original of this
report.

SESLIA VIRGIN ISLANDS SECURITIES, LLC.
(A subsidiary of Seslia & Company)

EXEMPTION REPORT
PURSUANT TO RULE 17a-5 (d)(4)

YEAR ENDED DECEMBER 31, 2016

Seslia Virgin Islands Securities, LLC is an introducing broker or dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of its knowledge and belief, the Company states the followings:

(1) We identified the followings provisions C.F.R. § 240.15c3-3(k) under which the Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (The Company as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer – the "exemption provision") and (2) we met the identified exemption provision throughout the year ended December 31, 2016 without exception.

I, Thomas E. Conk, affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

Thomas E Conk

Thomas E. Conk
Chief Financial Officer
February 27, 2017